UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genta Incorporated

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

37245M603

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 37245M603	Page 2 of 9 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power See explanatory note below.
(7) Sole dispositive power -0-
(8) Shared dispositive power See explanatory note below.
(9)	Aggregate amount beneficially owned by each reporting person See explanatory note below.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) See explanatory note below.
(12)	Type of reporting person (see instructions) CO

Explanatory Note: As of December 31, 2011 (“Year-End”), Boxer Capital, LLC had shared ownership of the $81,890 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due September 9, 2013 (the “April 2009 Notes”), $30,462 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due September 9, 2013, and issued on September 4, 2009 (the “September 2009 Notes”), $1,473,619 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “B Notes”), $1,398,977 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “C Notes”), $1,450,657 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “D Notes”), $2,379,089 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “E Notes”), $1,373,227 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due September 9, 2021 (the “G Notes”), and $1,600,000 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due September 9, 2021, (the “H Notes”, along with the April 2009 Notes, the September 2009 Notes, the B Notes, the C Notes, the D Notes, the E Notes, and the G Notes, each a “Note” and collectively the “Notes”). The Notes can only be converted to the extent that, after such conversion, the Reporting Persons (as defined below) would beneficially own no more than 9.999% of the outstanding Common Shares (as defined below). Boxer Capital, LLC held, in the aggregate, $9,787,921 principal amount of the Notes convertible at a conversion price of $.001 per Common Share. See Item 4 below.

SCHEDULE 13G

CUSIP No. 37245M603	Page 3 of 9 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power See explanatory note below.
(7) Sole dispositive power -0-
(8) Shared dispositive power See explanatory note below.
(9)	Aggregate amount beneficially owned by each reporting person See explanatory note below.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) See explanatory note below.
(12)	Type of reporting person (see instructions) CO

Explanatory Note: As of Year-End, Boxer Asset Management Inc. had shared ownership of the $81,890 principal amount of the April 2009 Notes, $30,462 principal amount of the September 2009 Notes, $1,473,619 principal amount of the B Notes, $1,398,977 principal amount of the C Notes, $1,450,657 principal amount of the D Notes, $2,379,089 principal amount of the E Notes, $1,373,227 principal amount of the G Notes, and $1,600,000 principal amount of the H Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. Boxer Asset Management Inc. held, in the aggregate, $9,787,921 principal amount of the Notes convertible at a conversion price of $.001 per Common Share. See Item 4 below.

SCHEDULE 13G

CUSIP No. 37245M603	Page 4 of 9 Pages

(1)	Names of reporting persons MVA Investors II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person -0-
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) -0-
(12)	Type of reporting person (see instructions) CO

Explanatory Note: As of Year-End, MVA Investors II, LLC (“MVA Investors II”), had sole ownership of $0 principal amount of any Notes. See Item 4 below.

SCHEDULE 13G

CUSIP No. 37245M603	Page 5 of 9 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power See explanatory note below.
(6) Shared voting power -0-
(7) Sole dispositive power See explanatory note below.
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person See explanatory note below.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) See explanatory note below.
(12)	Type of reporting person (see instructions) CO

Explanatory Note: As of Year-End, MVA Investors, LLC (“MVA”) had sole ownership of $189,851 principal amount of the B Notes, $175,856 principal amount of the C Notes, $157,214 principal amount of the D Notes and $257,832 principal amount of the E Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. MVA Investors, LLC held, in the aggregate, $780,483 principal amount of the Notes, convertible at a conversion price of $.001 per Common Share. See Item 4 below.

SCHEDULE 13G

CUSIP No. 37245M603	Page 6 of 9 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power See explanatory note below.
(7) Sole dispositive power -0-
(8) Shared dispositive power See explanatory note below.
(9)	Aggregate amount beneficially owned by each reporting person See explanatory note below.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) See explanatory note below.
(12)	Type of reporting person (see instructions) IN

Explanatory Note: As of Year-End, Joseph Lewis had shared ownership of the $81,890 principal amount of the April 2009 Notes, $30,462 principal amount of the September 2009 Notes, $1,473,619 principal amount of the B Notes, $1,398,977 principal amount of the C Notes, $1,450,657 principal amount of the D Notes, $2,379,089 principal amount of the E Notes, $1,373,227 principal amount of the G Notes, and $1,600,000 principal amount of the H Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. Joseph Lewis held, in the aggregate, $9,787,921 principal amount of the Notes convertible at a conversion price of $.001 per Common Share. See Item 4 below.

Page 7 of 9 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on March 15, 2010 (the “Original Filing”), as amended on February 14, 2011 (“Amendment No. 1”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended. This Amendment No. 2 is being filed to reflect the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares as of December 31, 2011.

Item 4.	Ownership.

   Item 4 is hereby amended and restated:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis owned $81,890 principal amount of the April 2009 Notes, $30,462 principal amount of the September 2009 Notes, $1,473,619 principal amount of the B Notes, $1,398,977 principal amount of the C Notes, $1,450,657 principal amount of the D Notes, $2,379,089 principal amount of the E Notes, $1,373,227 principal amount of the G Notes, and $1,600,000 principal amount of the H Notes.

MVA Investors II owned $0 principal amount of any Notes.

MVA owned of $189,851 principal amount of the B Notes, $175,856 principal amount of the C Notes, $157,214 principal amount of the D Notes and $257,832 principal amount of the E Notes.

Pursuant to the terms of the Notes, following the securities purchase agreement dated September 2, 2011 and the Eleventh Amendment Agreement between the issuer and certain accredited investors disclosed on the Issuer’s Current Report on Form 8-K, filed on December 16, 2011, the conversion price of each of the Notes is $.001. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s outstanding Common Shares. Because Boxer Capital, Boxer Management, Joseph Lewis, and MVA, may be deemed to be a group pursuant to Rule 13d, their aggregate beneficial ownership of Common Shares underlying the Notes cannot exceed 9.999% of the Issuer’s outstanding Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis together with the Common Shares beneficially owned by MVA represent 9.999%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the Common Shares they beneficially own. MVA does not have shared power to dispose of or direct the disposition of any Common Shares.

Page 8 of 9 Pages

*	The Reporting Persons may be deemed to beneficially own 212,667,887 Common Shares which constitute approximately 9.999% of a notional number of the Issuer’s outstanding Common Shares (based on a calculation of (i) 1,935,445,665 shares outstanding as of February 10, 2012, as reported by the Issuer’s Form 8-K filed with the SEC on February 10, 2012 and (ii) 193,352,020 Common Shares underlying currently convertible Notes held by the Reporting Persons). Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common beneficially owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the Common Shares beneficially owned by MVA.

Item 5.	Ownership of Five Percent or Less of a Class.

Solely with respect to MVA Investors II:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.	Certification.

  (c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated February 14, 2011, between the Reporting Persons.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: February 14, 2012
	By:	/s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors II, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

MVA Investors, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually